SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            ______________________

                                 SCHEDULE 13D

                              Amendment Number 3

                   Under the Securities Exchange Act of 1934

                                Worldtex, Inc.
                               (Name of Issuer)

                         Common Stock, Par Value $.01
                        (Title of Class of Securities)

                                  981907108
                                (CUSIP Number)

                               Arthur Goetchius
          300 Park Avenue, 21st Fl., New York, NY 10022 (212) 755-9000
               (Name, address and telephone number of person authorized to receive notices and communications)

                         November 17, 1997
          (Date of event which requires filing of this statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Check the following box if a fee is being paid with the statement
[ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 17 pages

                                      13D
CUSIP No. 981907108
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                             EGS Associates, L.P.
____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
____________________________________________________________________________
     (3)  SEC USE ONLY
____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                               WC
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                    -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                  317,379
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                    -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                  317,379
____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                  317,379
____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                2.20%
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                                PN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                              Page 2 of 17 pages

                                     13D
CUSIP No. 981907108
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              EGS Partners, L.L.C.
____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
____________________________________________________________________________
     (3)  SEC USE ONLY
____________________________________________________________________________
   (4)  SOURCE OF FUNDS **
                              OO
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                         Delaware
____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                        -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 743,031
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                        -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 749,494
____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 749,494
____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                    5.19%
____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                                     IA
____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                              Page 3 of 17 pages

                                     13D
CUSIP No. 981907108
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              Bev Partners, L.P.
____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
____________________________________________________________________________
     (3)  SEC USE ONLY

____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              WC
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                109,326
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                109,326
____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                109,326
____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                .76%
____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                PN
____________________________________________________________________________
             ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                              Page 4 of 17 pages

                                     13D
CUSIP No. 981907108
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                    Jonas Partners, L.P.
____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                               WC
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                               Delaware
____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                16,500
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                16,500
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                16,500
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                .11%
____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                                PN
____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                              Page 5 of 17 pages

                                     13D
CUSIP No. 981907108
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              William Ehrman
____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
____________________________________________________________________________
     (3)  SEC USE ONLY
____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                        AF      OO      PF
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                1,186,236
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                1,208,899
____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                1,208,899
____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                8.38%
____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                                IN
____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                              Page 6 of 17 pages

                                     13D
CUSIP No. 981907108
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              Frederic Greenberg
____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
____________________________________________________________________________
     (3)  SEC USE ONLY
____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              AF      OO
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                1,186,236
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                1,192,699
____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                1,192,699
____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                8.27%
____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                IN
____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                              Page 7 of 17 pages

                                     13D
CUSIP No. 981907108
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              Frederick Ketcher
____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
____________________________________________________________________________
     (3)  SEC USE ONLY
____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              AF      OO      PF
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                10,800
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                1,186,236
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                10,800
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                1,192,699
____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                1,203,499
____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                8.34%
____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                IN
____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                              Page 8 of 17 pages

                                     13D
CUSIP No. 981907108
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              Jonas Gerstl
____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
____________________________________________________________________________
     (3)  SEC USE ONLY
____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              AF      OO
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                1,186,236
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                1,192,699
____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                1,192,699
____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                8.27%
____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                IN
____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                              Page 9 of 17 pages

                                     13D
CUSIP No. 981907108
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              James McLaren
____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
____________________________________________________________________________
     (3)  SEC USE ONLY
____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              AF      OO
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                1,186,236
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                1,192,699
____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                1,192,699
____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                8.27%
____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                IN
____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 10 of 17 pages

                                     13D
CUSIP No. 981907108
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              William D. Lautman
____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
____________________________________________________________________________
     (3)  SEC USE ONLY
____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              AF      OO
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                1,186,236
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                1,192,699
____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                1,192,699
____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                8.27%
____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                IN
____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                              Page 11 of 17 pages

      The initial Schedule 13D (the "Schedule 13D") of (i) EGS Associates, L.P., a Delaware limited partnership ("EGS Associates"), (ii) EGS Partners, L.L.C., a Delaware limited liability company ("EGS Partners"), (iii) Bev Partners, L.P., a Delaware limited partnership ("Bev Partners"), (iv) Jonas Partners, L.P., a Delaware limited partnership ("Jonas Partners"), (v) William Ehrman, (vi) Frederic Greenberg, (vii) Frederick Ketcher, (viii) Jonas Gerstl,
(ix) James McLaren, and (x) William D. Lautman relating to the common stock, $.01 par value (the "Common Stock") issued by Worldtex, Inc., a Delaware corporation (the "Company"), is hereby amended by this Amendment No. 3 as follows:

Item 3 is hereby amended and restated in its entirety as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The net investment cost (including commissions, if any) of the shares of Common Stock beneficially owned by EGS Associates, EGS Partners, Bev Partners, and Jonas Partners is approximately $2,129,148, $4,991,263, $706,754, and $80,393, respectively.
      The net investment cost (excluding commissions, if any) of the shares of Common Stock owned directly by Mr. Ketcher is approximately $61,575.
      The net investment cost (excluding commissions, if any) of the shares of Common Stock owned directly by members of Mr. Ehrman's immediate family (including his brother and his brother's wife) is approximately $94,375.
      Messrs. Gerstl, Greenberg, McLaren and Lautman currently own no shares of Common Stock.
      The shares of Common Stock purchased by each of EGS Associates, Bev Partners, and Jonas Partners were purchased with the investment capital of the respective entities. The shares of Common Stock purchased by EGS Partners were purchased with the investment capital of discretionary accounts under its management. The shares of Common Stock purchased by Mr. Ketcher and by Mr. Ehrman's immediate family (including his brother and his brother's wife) were purchased with personal funds.
      The shares of Common Stock beneficially owned by EGS Associates, EGS Partners, Bev Partners, and Jonas Partners are held in their respective commingled margin accounts, or in the case of EGS Partners, in margin and non-margin accounts held by each discretionary account under its management. Such margin accounts are maintained at NationsBanc Montgomery, and may from time to time have debit balances. Since other securities are held in such margin accounts, it is not possible to determine the amounts, if any, of margin used with respect to the shares of Common Stock purchased. Non-margin accounts are maintained at Bankers Trust Company. The shares owned by Mr. Ketcher and by Mr. Ehrman's immediate family (including his brother and his brother's wife) are held in accounts maintained at NationsBanc Montgomery. Currently, the interest rate charged on such various margin accounts is approximately 7% per annum.

Item 5 is hereby amended and restated in its entirety as follows:

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

      (a) The approximate aggregate percentage of shares of Common Stock reported beneficially owned by each person herein is based on 14,428,671 shares outstanding, which is the total number of shares of Common Stock
                              Page 12 of 17 pages
outstanding as of September 30, 1997, as reflected in the company's quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the "Commission") for the period ended September 30, 1997 (which is the most recent Form 10-Q on file).

      As of the close of business on November 28, 1997:

      (i) EGS Associates owns beneficially 317,379 shares of Common Stock, constituting approximately 2.20% of the shares outstanding.
      (ii) EGS Partners owns directly no shares of Common Stock. By reason of the provisions of Rule 13D-3 of the Securities Exchange Act of 1934, as amended (the "Act"), EGS Partners may be deemed to own beneficially 749,494 shares, constituting approximately 5.19% of the shares outstanding, purchased for discretionary accounts managed by it.
      (iii) Bev Partners owns beneficially 109,326 shares of Common Stock, constituting less than 1% of the shares outstanding.
      (iv) Jonas Partners owns 16,500 shares of Common Stock, constituting less than 1% of the shares outstanding.
      (v) Mr. Ehrman owns beneficially through ownership by members of his immediate family (including his brother and his brother's wife), 16,200 shares of Common Stock, constituting less than 1% of the shares outstanding.
      (vi) Mr. Ketcher owns beneficially through ownership by himself 10,800 shares of Common Stock, constituting less than 1% of the shares outstanding.
      (vii) Messrs. Gerstl, Greenberg, McLaren and Lautman own directly no shares of Common Stock.
      By reason of the provisions of Rule 13D-3 of the Act, each of the General Partners may be deemed to own the 317,379 shares beneficially owned by EGS Associates, the 749,494 shares beneficially owned by EGS Partners, the 109,326 shares beneficially owned by Bev Partners, and the 16,500 shares beneficially owned by Jonas Partners. When the shares beneficially owned by EGS Associates, EGS Partners, Bev Partners, and Jonas Partners are aggregated, they total 1,192,699 shares of Common Stock, constituting approximately 8.27% of the shares outstanding.
      (vii) In the aggregate, the Reporting Persons beneficially own a total of 1,219,699 shares of Common Stock, constituting approximately 8.45% of the shares outstanding.

       (b)   (i)   Each of EGS Associates, EGS Partners, Bev Partners, and
Jonas Partners has the power to vote on all of the shares of Common Stock, except for 6,463 shares held by one of the discretionary accounts, and to dispose of all of the shares of Common Stock beneficially owned by it, which power may be exercised by the General Partners. Each of the discretionary accounts is a party to an investment management agreement with EGS Partners pursuant to which EGS Partners has investment authority with respect to securities held in such account.
      (ii) Mr. Ehrman has no power to vote and shared power to dispose of shares owned by his immediate family (including his brother and his brother's wife) and Mr. Ketcher has the sole power to vote and dispose of the shares owned directly by him.

                              Page 13 of 17 pages

            (c) The trading dates, number of shares of Common Stock purchased or sold and price per share for all transactions in the Common Stock from the 60th day prior to November 17, 1997 until November 28, 1997 by EGS Associates and EGS Partners are set forth in Schedules A and B, respectively, and were all effected on the New York Stock Exchange. During such period, Bev Partners, Jonas Partners, and Messrs. Greenberg, Ketcher, Gerstl, McLaren and Lautman did not enter into any transactions in the Common Stock.

            (d) No person other than each respective record owner of shares of Common Stock referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such shares of Common Stock.









































                               Page 14 of 17 pages

                                    SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  ________________________       ____________________________________
                                       William Ehrman, individually and as
                                       general partner of each of EGS
                                       ASSOCIATES, L.P., BEV PARTNERS, L.P.,
                                       JONAS PARTNERS, L.P., and as a member
                                       of EGS PARTNERS, L.L.C.

                                       ____________________________________
                                       William Ehrman, as Attorney-in-Fact
                                       for Frederic Greenberg, individually
                                       and as general partner of each of EGS
                                       ASSOCIATES, L.P., BEV PARTNERS, L.P.,
                                       JONAS PARTNERS, L.P. and as a member of
                                       EGS PARTNERS, L.L.C.

                                       ____________________________________
                                       Frederick Ketcher, individually and as
                                       general partner of each of EGS
                                       ASSOCIATES, L.P., BEV PARTNERS, L.P.,
                                       JONAS PARTNERS, L.P. and as a member of
                                       EGS PARTNERS, L.L.C.

                                       _____________________________________
                                       William Ehrman, as Attorney-in-Fact for
                                       Jonas Gerstl, individually and as
                                       general partner of each of EGS
                                       ASSOCIATES, L.P., BEV PARTNERS, L.P.
                                       JONAS PARTNERS, L.P. and as a member of
                                       EGS PARTNERS, L.L.C.

                                       _____________________________________
                                       James McLaren, individually and as
                                       general partner of each of EGS
                                       ASSOCIATES, L.P., BEV PARTNERS, L.P.,
                                       JONAS PARTNERS, L.P. and as a member of
                                       EGS PARTNERS, L.L.C.












                                  Page 15 of 17 pages

                                  Schedule A

                              EGS Associates, L.P.

                        Transactions in the Common Stock

                                                      Price Per Share
 Date of                 Number of                      (including
Transaction        Shares Purchased/(Sold)            Commissions, if any)
__________________________________________________________________________

10/29/97                     10,000                        $8.44
10/30/97                      7,000                        $8.31
10/31/97                      5,500                        $8.28
11/03/97                      5,000                        $8.44
11/13/97                      3,000                        $8.31
11/20/97                        500                        $8.44
11/26/97                      4,000                        $8.55
11/28/97                      3,000                        $8.56
































                             Page 16 of 17 pages

                                  Schedule B

                              EGS Partners, L.P.

                        Transactions in the Common Stock

                                                   Price Per Share
Date of                Number of                     (including
Transaction       Shares Purchased/(Sold)         Commissions, if any)
__________________________________________________________________________

10/09/97                  3,000                         $8.37
10/24/97                  1,000                         $8.50
10/27/97                  5,000                         $8.44
10/28/97                 10,000                         $8.37
11/04/97                  1,000                         $8.31
11/07/97                  2,100                         $7.94
11/12/97                  3,000                         $8.23
11/13/97                  5,000                         $8.25
11/14/97                  6,000                         $8.08
11/17/97                    700                         $8.19

































                              Page 17 of 17 pages


(..continued)